ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR NINE MONTHS ENDED OCTOBER 31, 2010
(Stated in Canadian Dollars)

ITEM 1.1	INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of December 17, 2010 and should be read in conjunction with related interim unaudited financial statements and notes for the nine months ended October 31, 2010 and the audited financial statements and notes for the year ended January 31, 2010.

Rouge Resources Ltd. (“we or the Company”) was incorporated in British Columbia on March 31, 1998, also the date of inception. Our name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of our authorized, issued and outstanding share capital was approved and implemented. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We are in the business of acquisition, exploration and, if warranted, development of mineral resource properties. We are in the exploration stage and accordingly no current revenues have been recorded nor have any been realized since inception. Significant additional financing and considerable time and effort will be required to continue exploring our mineral property interests and, if warranted, to develop them into commercial opportunities.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

ITEM 1.2	DESCRIPTION OF BUSINESS

Prior to January 31, 2009, we had a single 15-unit mining claim totaling approximately 375 hectares called the Dotted Lake Property. It is located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines along the TransCanada Highway with drivable logging roads within 1km of the Property. The Company’s original claim on the Property was re-staked by us in March 2003 for a cost of $4,206.

During the year ended January 31, 2010, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units, incurring additional staking costs of $11,055 and soil sampling/ report writing costs of $9,392. The latter identified anomalous zinc along with previously undiscovered gold mineralization anomalies.

During the three months ended April 30, 2010, the Company entered into an option agreement regarding an additional two claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp. The Company has an exclusive option to purchase 100% interest in these two claims by making option payments totaling $60,000 over the next 3 years as follows: $7,000 paid upon signing the agreement in April 2010 (excluding related legal fees of $2,034), $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property. On exercise of the option, the Company’s holdings will then total 12 claims of 104 mining units covering 1,683 hectares.

During the three months ended July 31, 2010, the Company expended $86,054 comprised of: (i) $72,901 for prospecting and trenching on the Property as follow-up to the positive gold mineralization results identified from soil sampling in 2008 and 2009; and (ii) $13,154 for its consulting geologist to draft an independent technical report covering a review of all work completed on the property to date together with recommendations for further exploration work in the future.

During the three months ended October 31, 2010, no additional expenditures were made on the property.

All claims are presently in good standing with the Ontario Ministry of Northern Development Mines and Forestry until March 14, 2011 and are being held in trust on behalf of the Company by a Company officer-director.

The Company has expended the following amounts on its mineral property interests as at October 31 and January 31, 2010:

	As at	As at
	October 31, 2010	January 31, 2010

Dotted Lake Property
Mineral properties
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	142,637	69,736
Geological consulting fees and expenses	33,948	20,794
	176,585	90,530
	$191,846	$105,791
Lampson Lake Property
Option to purchase claims	9,033	-

	$200,879	$105,791

There remains no assurance that a commercially viable mineral deposit exists on either the Dotted Lake or Lampson Lake Properties and further exploration will be required before final evaluation of their economic feasibility.

ITEM 1.3	SELECTED FINANCIAL INFORMATION

Not applicable at this time

ITEM 1.4	RESULTS OF OPERATION FOR NINE MONTHS ENDED OCTOBER 31, 2010

The following table shows selected financial information for the nine months ended October 31, 2010 and 2009 along with the two most recently completed fiscal year ends:

	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Year Ended January 31, 2010	Year Ended January 31, 2009
FINANCIAL POSITION
Total Assets	$ 396,376	$ 115,727	$ 169,424	$ 101,485
Total Liabilities (all current)	$ 117,441	$ 1,132,811	$ 1,140,457	$ 1,053,596
Deficit	$ (2,885,217)	$ (2,683,912)	$ (2,737,861)	$ (2,618,939)
OPERATIONS
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	$ (147,356)	$ (64,973)	$ (118,922)	$ (195,335)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.05)

Discussion of Results of Operation for Nine Months Ended October 31, 2010

The following results should be read in conjunction with the related interim unaudited financial statements and notes for the nine months ended October 31, 2010 contained herein along with the audited financial statements and notes for the year ended January 31, 2010.

		Nine Months		Nine Months
		Ended		Ended		Year Ended
		October 31,		October 31,		January 31,
		2010		2009		2010
Revenue	$	Nil	$	Nil	$	Nil
Expenses
Amortization and accretion		$15,218		$11,100		$14,561
Management fees		45,000		45,000		60,000
Office administration and travel		51,711		29,156		44,395
Professional fees		24,216		22,702		40,339
Transfer agent and filing fees		11,211		8,696		11,308
Sub-total		(147,356)		(116,654)		(170,603)
Accounts payable write-off		-		51,681		51,681
Total Expenses and Net Loss for the Period		$(147,356)		$(64,973)		$(118,922)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Total Expenses and Net Loss

The Company reported a net loss of $147,356 for the nine months ended October 31, 2010 compared to a net loss of $64,973 in the same period last year. This $82,383 increase in net loss resulted from the following: $4,118 increase in promissory note accretion, $22,555 increase in office administration and travel expenses mainly due to increased travel and higher costs of doing business, $1,514 increase in professional fees (accounting, audit and legal), $2,515 increase in transfer agent and filing fees, and a $51,681 credit arising from a one-time accounts payable write-off in 2009 not applicable in 2010.

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	3rd Qtr ended Oct. 31 10	2nd Qtr ended July 31 10	1st Qtr ended Apr. 30 10	4th Qtr ended Jan 31 10	3rd Qtr ended Oct. 31 09	2nd Qtr ended July 31 09	1st Qtr ended Apr. 30 09	4th Qtr ended Jan 31 09
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($41,844)	($46,107)	($59,405)	Nil ($53,949)	($36,505)	$12,412	($40,880)	Nil ($60,195)
Loss per Share	$0.00	$0.00	$0.00	($0.01)	$0.00	$0.00	$0.00	($0.01)

Our net losses are fairly consistent from quarter to quarter and are comprised substantially of on-going management fees, professional fees and office administration expenses. The only exception to this trend occurred in the 2nd quarter ended July 31, 2009 which includes a $51,681 credit arising from a one-time write off of accounts payable.

1.6	LIQUIDITY

1.7	CAPITAL RESOURCES

	As At	As At	As At
Working Capital	October 31, 2010	January 31, 2010	October 31, 2009
Current assets	$187,595	$55,439	$3,673
Current liabilities	(117,441)	(1,140,457)	(1,132,811)
Working capital (deficiency)	$70,154	$(1,085,018)	$(1,129,138)

During the nine months ended October 31, 2010, there was change to a positive working capital position of $70,154 at October 31, 2010 from a working capital deficiency of $1,085,018 at January 31, 2010. This significant turnaround was due to successful completion of a $1,500,000 private placement during the current period offset by substantial repayment of related party advances, increase in mineral property expenditures and the expenses of on-going company operations.

	Nine Months	Nine Months
	Ended	Ended	Year Ended
Cash Flow	October 31, 2010	October 31, 2009	January 31, 2010

Net cash used in Operating Activities	$(152,203)	$(109,353)	$(157,733)
Net cash used in Investing Activities	(95,088)	(18,555)	(20,446)
Net cash provided by Financing Activities	379,703	125,220	226,946

Incr. (Decr.) in Cash during Period	$132,412	$(2,688)	$48,767

Cash, Beginning of Period	53,623	4,856	4,856

Cash, End of Period	$186,035	$2,168	$53,623

At October 31, 2010, the Company’s cash position was $186,035 compared to $53,623 at January 31, 2010. The $132,412 increase in cash for nine months ended October 31, 2010 (“2010 period”) and $2,688 decrease in cash for nine months ended October 31, 2009 (“2009 period”) resulted from the following activities:

(i)

Net cash used in operating activities of $152,203 in 2010 and $109,353 in 2009 was due to on-going operating losses adjusted for items not requiring cash outlays and changes in operating assets and liabilities during both periods.

(ii)

Net cash used in investing activities of $95,088 in 2010 resulted from the following: first payment of $7,000 on the option to purchase the Lampson Lake Property over the next three years plus related legal fees; $72,901 paid for prospecting and trenching the Dotted Lake Property as follow up to the positive gold mineralization results identified from soil sampling in 2008 and 2009; and the balance paid for drafting an independent technical report showing a review of all work completed on the property to date together with recommendations for further exploration work in the future.

The $18,555 in 2009 was expended on additional staking and soil sampling.

(iii)

Net cash provided by financing activities was $379,703 in 2010 and $125,220 in 2009. In 2010, $1,397,325 cash was received (net of share issue costs and subscriptions received in advance) following completion of a private placement of which $1,011,855 was used to pay back advances from related parties. In 2009, funding came from related party advances only.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	40,000
General, administration and other expenses	84,000
$184,000
Mineral property expenditures
Mineral exploration expenditures	226,000
Second option payment on Lampson Lake property	12,000
$238,000

Total	$422,000

Further exploration on our mineral property interests will be organized and administered by our consulting geologist, Fladgate Exploration Consulting, at an estimated cost of $226,000 for additional soil sampling, prospecting and further trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. We also plan to make the second option payment of $12,000 on the Lampson Lake property due in April 2011 and spend approximately $184,000 for ongoing management, professional fees and administration of our corporate affairs during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

Share Capital

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding

At October 31, 2010, there were 40,565,171 shares issued and outstanding and the changes since year ended January 31, 2010 are shown below:

	Nine Months Ended October 31,		Nine Months Ended October 31,
	2010		2009
	Number of		Number of
	shares	Amount	shares	Amount

Balance, beginning of period	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05 per Share	30,000,000	1,500,000	-	-

Share issue costs		(2,675)		-

Balance, end of period	40,565,171	$3,110,796	10,565,171	$1,613,471

On May 13, 2010, the company formally announced closing of its private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000 before share issue costs. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

b)	Share Purchase Warrants

At October 31, 2010, the Company had 30,000,000 share purchase warrants outstanding as follows:

Balance,			Balance,	Exercise
January 31, 2010	Issued	Expired	October 31, 2010	price	Expiry

10,000,000	-	(10,000,000)	-	$0.10	June 30, 2010
-	30,000,000		30,000,000	$0.10	April 30, 2012

c)	Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was approved by shareholders at its annual general meeting in December 2009 and is administered under the following terms and conditions:

(i) The maximum number of options available for grant is up to 10% of the Company’s shares outstanding at any one time;

(ii)	In any twelve month period, grants to Company insiders can not exceed 10% of the issued shares; and

(iii)	In any twelve month period, grants to any one person can not exceed 5% of the issued shares and to any one consultant can not exceed 2% of the issued shares.

No stock options have been granted and no stock options are outstanding at October 31, 2010.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable at this time.

ITEM 1.9	RELATED PARTY TRANSACTIONS

Advances payable aggregating $1,069,901 as at January 31, 2010 to officers of the Company and an immediate family member of an officer of the Company were substantially repaid in the first three months of the nine months ended October 31, 2010 from the $1,500,000 private placement which closed on May 13, 2010 . At October 31, 2010, $67,205 was still owing to an officer-director of the Company which amount is unsecured, non-interest bearing and has no specific terms of repayment.

During the nine months ended October 31, 2010 and 2009, the Company recorded the following transactions with the same officer-director of the Company:

	Nine Months	Nine Months
	Ended	Ended
	October 31, 2010	October 31, 2009

Management fees	$45,000	$45,000
Office rent	22,500	22,500

	$67,500	$67,500

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2011

Not applicable at this time.

ITEM 1.11	SUBSEQUENT AND PROPOSED EVENTS

None at this time.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The significant areas requiring the use of management estimates relate to the determination of impairment in the carrying values of long-lived assets, the carrying amount of accrued liabilities, the amounts due to related parties, the existence of contingent assets and liabilities, the values ascribed to related party transactions and future income tax assets net of related valuation allowance. Management reviews significant estimates on a quarterly basis and, when changes in estimates are necessary, adjustments are made prospectively.

ITEM 1.13	RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

We review new accounting pronouncements in conjunction with our auditor and adopt those applicable to us. Since the January 31, 2010 year end, there have been no pronouncements having a material impact on our financial position, results of operations or cash flows to date.

ITEM 1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. However, there is no certainty that all environmental risks and contingencies have been addressed.

We are exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
The information provided in this report, including the audited financial statements for the year ended January 31, 2010, is the responsibility of our management. In the preparation of these financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Our management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan with changeover required for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company has carried out a line-by-line review of it’s financial statements and continues to assess the impact of IFRS adoption in 2011. Given the relative simplicity of the Company’s balance sheet, the transition to IFRS regarding the preparation and presentation of the Company’s financial statements should be straight forward.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO evaluated the disclosure controls and procedures at October 31, 2010 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our listing on the OTC:Bulletin Board.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.